Exro Update on Coil Driver for Electric Cars with Potencia

•100 Volt Coil Driver ready to ship to Potencia
•Testing complete of Potencia electric motor integration with the 100 Volt Coil Driver
•Potencia to provide performance validation results by early third quarter 2021

Calgary, Alberta (February 3, 2020) – Exro Technologies Inc. (TSXV: EXRO, OTC: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, is pleased to announce an update on the Coil Driver for electric cars with Potencia Industrial, S.A. DE C.V. (“Potencia”).

The in-house testing of the Potencia motor integrated with the Exro 100 Volt Coil Driver is complete and is being packaged to ship this Friday. The testing was delayed prior to Christmas, but the team has worked hard to complete the integration and is looking forward to working alongside the Potencia team who will conduct rigorous testing to ensure operational validation in an electric car application.

Exro is looking forward to sharing the performance results as soon as they are completed in third quarter 2021 and continue to be very diligent on meeting major milestones for this collaboration.

“Despite the slight delay, we are delighted to get the Coil Driver over to Potencia now and can’t wait to see the results from their performance tests”, said Sue Ozdemir, Chief Executive Officer of Exro. “I am proud of all the extra efforts from our engineering team to get this completed. Our collaboration with Potencia remains strong and we will continue to make this project deliverable a priority in the months ahead.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer

CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
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Tags: Electric vehicles, electric cars, sustainability, inverters, controllers, control technology, mobility, powertrain systems, Coil Driver, electromechanical drives, recreational vehicles.
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